UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                 December 14,
2020

  By E-Mail
  Jie Sun, Esq.
  Orrick, Herrington & Sutcliffe LLP
  47/F Park Place
  1601 Nanjing Road West, Shanghai 200040
  People   s Republic of China

           Re:     Gridsum Holding Inc.
                   Schedule 13E-3
                   Filed on November 24, 2020
                   Filed by Gridsum Holding Inc., Kang Bo Si Nan (Beijing)
                             Technology Co., Ltd., Gridsum Group Limited,
Gridsum
                             Corporation, Gridsum Growth Inc., Mr. Guosheng Qi,
Generation
                             Gospel Limited, Fairy Spirit Limited, Mr. Guofa
Yu, Garden
                             Enterprises Ltd., Zhangjiagang Zhixinggewu
Enterprise
                             Management Center (Limited Partnership), and Wuxi
Zhihe
                             Enterprise Consulting Partnership (Limited
Partnership)
                   File No. 005-89840

  Dear Mr. Sun:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Schedule 13E-3

  1. We note that you recently disclosed unaudited financial results for the first half of 2020.
           Please include all material disclosure in your proxy statement.
 Jie Sun, Esq.
Orrick, Herrington & Sutcliffe LLP
December 14, 2020
Page 2

Proxy Statement

Summary Term Sheet, page 1

2. Please shorten the summary term sheet and Q&A sections significantly while keeping only a description of the most material terms of the proposed transaction. Refer to Item
       1001 of Regulation M-A.

Background of the Merger, page 32

3. For any amounts expressed in RMB, please also provide the equivalent amount in USD.

4. Refer to the entry for September 22, 2020 on page 38. We note that you describe an instance in which the Buyer Group rejected changes proposed by the Special Committee to the draft documentation and to a proposed escrow arrangement relating to a potential termination fee. This appears to be one of several instances in which the Buyer Group expressed an unwillingness to negotiate with the Special Committee. Please describe how
       this affected the Special Committee   s work on the transaction, if at
all, and its willingness
       to reject the proposed transaction entirely, given its apparent authority to do so.

5. Refer to the entry for September 29, 2020. Please tell us, with a view toward revised disclosure, who holds the remaining 60% equity interests in Beijing SPV and provide us your analysis as to why such persons are not filing persons in the
Schedule 13E-3, if true.

6. Please describe any efforts to include a requirement that the merger agreement be approved a majority of shareholders not part of, or affiliated with, the Buyer Group.

7. We note that the Support Agreement was executed on September 30, 2020 and that the related amendment to Schedule 13D filed by Mr. Qi, Mr. Yu and their affiliates was made on October 7, 2020. Please provide us your legal analysis as to how this filing was made promptly, as required by Rule 13d-2(a).

8.     We note on page 42 a reference to the Buyer Group   s expressed
unwillingness to sell
       their shares in any transaction involving the company. Please revise this section to describe the events surrounding this position of the Buyer Group and any inquiry the
       Special Committee made in this respect.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 41

9. Please address how any filing person relying on the Houlihan Lokey opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than the Excluded
       Shares and the Dissenting Shares, rather than all security holders unaffiliated with the company. In this respect, we note that you use the defined term Unaffiliated Security
 Jie Sun, Esq.
Orrick, Herrington & Sutcliffe LLP
December 14, 2020
Page 3

       Holders in your disclosure about the opinion despite the term being defined differently in the opinion itself.

10. On a related note, it appears that Houlihan Lokey conducted only two financial analyses in reaching its fairness opinion. We note that two financial analyses are fewer than most other going private transactions. Please revise to describe how, if at all, the Special
       Committee considered this in evaluating the Houlihan Lokey analyses and opinion and
       how, if at all, it affected the Special Committee   s fairness
determination.

11. Please revise this section to address how the Special Committee considered the absence of a requirement that the transaction by approved by a majority of unaffiliated security holders given, if true, that the transaction is assured of being approved solely by the
       Buyer Group.

12. Refer to your discussion of the liquidation value and going concern value at the end of page 45 and beginning of page 46. Please revise your disclosure to explain your belief that the liquidation value would be significantly less than the going concern value.

Certain Financial Projections, page 49

13.    Please revise to include the full projections instead of a summary.

14.    We note a reference on page 37 to    go private forecasts.    Please
include such forecasts in
       this section.

Opinion of the Special Committee's Financial Advisor, page 52

15. We note that in the first sentence of this section you describe the opinion to address the fairness of the Per Share Merger Consideration and Per ADS Merger Consideration,
       while the financial analyses appear to address only the latter. Please advise or revise.

16. Please revise to disclose the financial data underlying the results described in the Selected
       Companies analysis and to show how that information resulted in the multiples/values disclosed.

17.    Please revise to explain the meaning of the term    IIoT.

18. With respect to the Selected Companies analysis, please describe how Houlihan Lokey
       determined the companies it    deemed relevant.

19. With respect to the Discounted Cash Flow analysis, disclose the basis for the terminal value revenue multiples and the discount rates used by Houlihan Lokey.

20. Revise your disclosure to include a summary of the July 10, 2020 presentation made by
       Houlihan Lokey. See Item 1015(b) of Regulation M-A.
 Jie Sun, Esq.
Orrick, Herrington & Sutcliffe LLP
December 14, 2020
Page 4

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions